Mail Stop 3561

June 6, 2006

Mr. Glenn A. Little
Chief Executive Officer
United National Film Corporation
211 West Wall Street
Midland, TX 79701

     Re: PCAOB Letter
               File No. 033-25350-FW

Dear Mr. Little:

We have received a PCAOB letter from Sherb & Co., LLP notifying the Chief Accountant of the Commission that your auditor/client relationship with them has ended. You should file an Item 4.01 Form 8-K immediately. The filing was due on the fourth day after the date that your auditor/client relationship with Sherb & Co., LLP ended.

Item 304 of Regulation S-B describes the disclosure required by Item 4.01 of Form 8-K. You should give a copy of the Form 8-K to your former auditors as soon as possible so they can provide their letter required by Item 304. You are required to give them a copy no later than the date you file the Form 8-K with the Commission. You should file their letter with the Commission under the Item 4.01 designation no later than 10 business days after you file the initial Form 8-K.

Also, we have noted from Sherb & Co., LLP's letter that they have not reviewed your Forms 10-QSB for each fiscal quarter from September 30, 2003 through March 31, 2006. If these Forms 10-QSB have not been reviewed by your independent registered public accountant, please amend each Form 10-QSB to specifically disclose that the Form 10-QSB has not been reviewed by your independent registered public accountant. In your response to this letter, please advise us in writing when you plan to amend these Forms 10-QSB.

If you have any questions, please call me at (202) 551-3390

Sincerely,

Brian K. Bhandari
Staff Accountant